BECKER & POLIAKOFF

45 Broadway, 8th Floor
New York, NY 10006

Phone: (212) 599-3322
Fax: (212) 557-0295

August 10, 2016

Filed via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director
Gregory Dundas, Attorney-Advisor

Re: DLH Holdings Corp.
Registration Statement on Form S-3
Filed July 1, 2016
File No.: 333-212380

Dear Messrs. Spirgel and Dundas:

We are counsel to DLH Holdings Corp. ("DLH" or the "Company") and are in receipt of your letter dated July 20, 2016 concerning comments to the above-referenced registration statement filed by the Company. This letter sets forth the Company's responses to the Staff's comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

The Company's responses are as follows:

General

Comment 1) We note that the standby purchase agreement with Wynnefield has not been finalized. Tell us whether it will be finalized prior to effectiveness. If so, please file as an exhibit to the registration statement.

Response

The Company has negotiated the principal terms of the standby purchase agreement with Wynnefield Capital. The form of the standby purchase agreement is being filed as an exhibit to the pre-effective amendment to the registration statement that the Company expects to file on or before Thursday, August 11, 2016. The Company and Wynnefield Capital intend to execute the

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Ft. Lauderdale • Ft. Myers • Ft. Walton Beach • Hollywood • Miami • Miramar • Morristown • Naples • New York • Northern Virginia
Orlando • Prague • Red Bank • Sarasota • Stuart • Tallahassee • Tampa Bay • Washington, DC • West Palm Beach

Securities & Exchange Commission August 10, 2016 Page 2 {N0119579 } standby purchase agreement at the time of effectiveness of the registration statement. The Company will file a copy of the executed version of the standby purchase agreement as an exhibit to a Current Report on Form 8-K at such time. Risk Factors If the rights offering is not fully subscribed, Wynnefield Capital Inc. (and its affiliates) may increase its ownership percentage, page 16 Comment 2) If the possibility exists that Wynnefield could become the controlling shareholder of the Company as a result of the standby purchase agreement, please highlight the possibility in this risk factor. Response The Company believes that in the event Wynnefield exercised all of the subscription rights offered pursuant to the standby purchase agreement, its percentage ownership interest in the Company would increase to approximately 46% of the outstanding shares of the Company’s common stock, which is approximately the same percentage held by Wynnefield Capital prior to the Company’s completion of its recent acquisition of Danya International, LLC. However, in response to the Staff’s comment, the Company will revise the subject risk factor to include additional disclosure regarding the potential increase in Wynnefield’s ownership of the Company in a pre-effective amendment to the registration statement. Use of Proceeds, page 27 Comment 3) Disclose the interest rate and maturity of the subordinated notes being repaid with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K. Response In response to the Staff’s comment, the Company will revise the Use of Proceeds to disclose the interest rate and maturity of the subordinated notes being repaid with proceeds from the rights offering in a pre-effective amendment to the registration statement. ***** The Company hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration

Securities & Exchange Commission August 10, 2016 Page 3 {N0119579 } of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned. Sincerely yours, Becker & Poliakoff, LLP By: /s/ Michael A. Goldstein Michael A. Goldstein cc: Kathryn M. JohnBull, DLH Holdings Corp.